

November 30, 2010

Chunfeng Tao
Chief Executive Officer, Chairman and Director
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province
P.R. China 315803

> **Re:** **Keyuan Petrochemicals, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 3, 2010**
> **File No. 333-170324**

Dear Mr. Tao:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

April-May 2010 Private Financing, page 2

1. Please revise the second paragraph to clarify that you are not filing this registration statement to satisfy the provisions of the registration rights agreement you entered into in connection with the April-May 2010 private placement transaction.

2. We note your statements in the third paragraph of this section and in the last paragraph of the section, "September 2010 Private Placement", in which you state that the descriptions of the transactions set forth in your registration statement do not purport to be complete. Please be advised that the description of the transactions you include in your registration statement must be accurate and materially complete. Please refer to Rule 411(a) of the Securities Act.

The Offering, page 4

3. We note that you currently have 3,707,510 shares of common outstanding. You are registering up to 7,581,615 shares of common stock, approximately 200% of your currently outstanding common stock. Because of the magnitude of the proposed offering being registered for resale relative to the number of shares held by non-affiliates, as well as the nature of the selling shareholders, it appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead represents a primary offering. Please advise us of the company's basis for determining that the transaction is eligible under Rule 415(a)(1)(i). Alternatively, please identify the selling shareholders as underwriters.

Summary Financial Information, page 4

4. Please update this section and your unaudited financial statements for the quarter ended September 30, 2010.

Item 4. Use of Proceeds, page 4

5. Your disclosure here indicates that you may receive $10,149,323 in proceeds if all of the warrants are exercised for cash. In the "Item 4. Use of Proceeds" section on page 20, you state that you will receive $20,130,000 in proceeds if the warrants are exercised for cash. Please revise to resolve the inconsistent disclosures.

Item 7. Selling Stockholders, page 20

6. Please revise the first sentence to indicate that the shares of common stock underlie your Series B Preferred Stock (rather than Series A Preferred Stock).

7. We note your statement in the first paragraph that the shares were issued pursuant to the exemptions afforded under Section 4(2) and Rule 506. However, you indicate on page two that you issued the shares in reliance upon Regulation S. Please revise your disclosures throughout the prospectus to eliminate the inconsistent statements and state the exemption you relied upon in issuing the shares.

8. Please disclose whether any of the selling security holders are affiliates of broker-dealers. If any selling security holder is an affiliate of a registered broker-dealer, please indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

9. Please revise footnote 5 on page 21 to state the natural person having voting and dispositive power over Prax Capital Fund II, L.P.

Market for Our Common Stock . . . , page 39

    10. Please delete the second sentence in the first paragraph since your common stock is currently listed on the Nasdaq Stock Market.

Exhibits, page 107

    11. Please revise your exhibit list to identify Exhibit 5.1 as the legality opinion.

Exhibit 5.1

    12. We note that counsel has limited its opinion to Nevada corporate law. Please confirm for us that the opinion covers Nevada corporate law including the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Louis E. Taubman, Esq. (*via facsimile at* (212) 202-6380)
        Leser, Hunter, Taubman & Taubman
        17 State Street, Suite 2000
        New York, New York 10004